Exhibit 99.3
2007 Annual Business Report
Table of Contents
1.	Business Overview
(1)	Business Results and Financial Statements for the Past Three Fiscal Years (FY2005 — FY2007)
2.	Company Overview
(1)	Registered Purpose of the Company

(2)	Description of Primary Business

(3)	Problems Confronting the Company

(4)	Business Offices and Game Development Facilities

(5)	Stock

(6)	Debenture

(7)	Major Shareholders

(8)	Investment in other Companies

(9)	Directors Holding Concurrent Positions

(10)	Material Transactions with Related Parties

(11)	Significant Creditors

(12)	Employees

(13)	Trustees and Auditors

(14)	Material Events after the end of FY 2007
3.	Financial Statements as of and for the fiscal years ended December 31, 2007 and 2006
(1)	Balance Sheets

(2)	Income Statements

(3)	Statements of Disposition of Accumulated Deficit

1.	Business Overview
(1)	Business Results and Financial Statements for the Past Three Fiscal Years (FY2005 — FY2007)

[Unit: KRW]
Category	FY 2007	FY 2006	FY 2005
Current Assets	61,201,545,490	83,876,073,744	99,200,415,135
• Quick Assets	61,156,844,543	83,858,591,722	99,179,458,227
• Inventories	44,700,947	17,482,022	20,956,908
Fixed Assets	34,147,146,665	37,207,315,211	44,382,247,932
• Investment Asset	14,444,810,113	20,036,799,526	27,180,534,556
• Tangible Asset	4,246,307,112	5,219,076,055	7,856,326,936
• Intangible Asset	12,310,767,578	7,866,351,440	9,345,386,440
Total Assets	95,348,692,155	121,083,388,955	143,582,663,067
Current Liabilities	8,083,683,838	10,997,883,653	18,240,688,002
Non-Current Liabilities	10,471,639,071	6,235,588,685	3,370,855,505
Total Liabilities	18,555,322,909	17,233,472,338	21,611,543,507
Common Stock	3,474,450,000	3,474,450,000	3,474,450,000
Additional paid-in capital	73,851,580,153	73,255,072,627	73,255,072,627
Retained earnings (Accumulated Deficit)	(2,076,674,908)	25,482,297,977	43,860,442,320
Capital Adjustment	1,597,604,250	2,016,181,782	1,381,154,613
Total Shareholders’ Equity	76,793,369,246	103,849,916,617	121,971,119,560
Revenues	33,685,656,151	34,687,370,367	49,259,407,445
Operating Income (Loss)	(10,020,381,637)	(9,913,086,777)	(1,881,503,342)
Income (Loss) before income tax	(24,703,747,165)	(7,188,641,667)	(4,092,700,710)
Net Income (Loss)	(27,558,972,885)	(18,378,144,343)	(3,451,125,174)
2.	Company Overview
(1)	Registered Purpose of the Company
1)	Software Consulting, development and publishing

2)	Software, CD development and sales

3)	Development of telecommunication related software

4)	Making, development, publishing, sales and consulting of digital contents including game software

5)	Online network gaming service

6)	Software development regarding applicator package

7)	Computer program development and sales

8)	Software Export-Import

9)	E-commerce

10)	Character business

11)	Animation business

12)	Leasing business

13)	Restaurant business

14)	Media related business

15)	Printing & publishing business

16)	Record & video making and distribution

17)	All business related to above items 1) — 16)

(2)	Description of Primary Business
The Company is the developer of an MMORPG, Ragnarok OnlineTM, which has been commercialized in 21 countries since August 2002 and distributed in 22 countries worldwide, including Korea, Japan, Taiwan, Thailand, US and Europe.
In 2007, the Company released its new game line-up by commercializing two casual games, Emil Chronicle Online and Pucca Racing, and one MMORPG, Requiem. The Company also commenced open beta testing of the MMORPG Ragnarok Online2TM and two other casual games, W Baseball and Bodycheck Online. The Company has already entered into license agreements for Ragnarok Online 2TM for ten countries.
The Company’s wholly-owned subsidiaries are Gravity Interactive, Inc. in the U.S., Gravity Entertainment Corp. in Japan, Gravity EU SASU in France and Gravity Middle East & Africa FZ-LLC in Dubai. The Company also owns 99.9% of Gravity RUS Co, Ltd. in Russia. In 2007, Gravity Interactive established an online game development studio, L5 Games Inc., in San Mateo, California.
(3)	Problems Confronting the Company
Since the Company operates in a highly competitive industry, the Company is working to enhance its development capacity and maintain and increase its market share in overseas markets. The Company is confronting decreased revenues and decreased number of users of Ragnarok OnlineTM, its flagship product. To address these declines, the Company has provided continual updates of the game and has introduced the micro-transaction model, which has already been implemented in several overseas markets.
(4)	Business Offices and Game Development Facilities

Classification	Location
Head Office	Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-270 Korea
Game Development Facilities	Nuritkum Square R&D Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-270 Korea
(5)	Stock

	Total number of shares

[As of December 31, 2007]
Total number of shares authorized	Total number of shares issued	Total number of shares unissued
40,000,000 shares	6,948,900 shares	33,051,100 shares

‚	Type of Stock issued

[Par value per share: KRW 500]		[As of December 31, 2007]
Type	No. of shares	Total face value	%	Remarks
Registered common stock	6,948,900 shares	KRW 3,474,450,000	100%
(6)	Debenture

[As of December 31, 2007]
Type	Date of issuance	Issuing Amount	Interest Rate	Balance from issuance	Redemption date	Remarks

—	—	—	—	—	—	—

*	Company currently has no debentures and has no plan to have debentures in the future.
(7)	Major Shareholders

[As of December 31, 2007]
			Transaction with
Shareholder	Shares owned	%	the Company	Remarks
Son Asset Management, LLC	3,640,619	52.39	—	—
Ramius Capital Group, L.L.C.	683,895	9.84	—	—
Moon Capital Management LP	591,937	8.52	—	—
LaGrange Capital Administration, L.L.C.	483,193	6.95
Government of Singapore Investment Corporation Pte Ltd.	321,733	4.63	—	—
Others	1,227,523	17.67	—	—
Total	6,948,900	100.00	—	—

(8)	Investment in Other Companies

Subsidiaries				Relationship with Company
Name	Location	Common Stock	Main business	Shares owned	%	Transaction relationship
Gravity Interactive, Inc.1)	California, US	USD 5,040,000	Gaming Service	100,000	100.00%	Subsidiary
Gravity Entertainment Corp	Tokyo, Japan	JPY 50,000,000	Animation making/service	1,000	100.00%	Subsidiary
Gravity EU SASU	Paris, France	EUR 1,800,000	Gaming Service	18,000	100.00%	Subsidiary
Gravity Middle East & Africa FZ-LLC2)	Dubai, United Arab Emirates	AED 7,000,000	Gaming Service	7,000	100.00%	Subsidiary
Gravity RUS Co., Ltd.3)	Moscow, Russia	RUB 63,809,220	Gaming Service	N/A	99.99%	Subsidiary
NeoCyon, Inc.	Seoul, Korea	KRW 964,005,000	Mobile game development	185,301	96.11%	Subsidiary

1)	On November 30, 2007, Gravity Interactive, Inc. increased its capital by USD 5,000,000.

2)	On May 7, 2007, the Company founded a wholly-owned subsidiary in Dubai, United Arab Emirates.

3)	On December 12, 2007, the Company sold all of its shares in Gravity CIS Co., Ltd., its then existing Russia-based subsidiary, to Gravity RUS Co., Ltd.
(9)	Directors Holding Concurrent Positions

Director		Company
Name	Position	Name	Position	Responsibility	Remarks

Il Young Ryu	Representative Director	Gravity Co., Ltd.	CEO	Overall management

		Gravity Interactive, Inc.	CEO	Overall management

		Gravity Entertainment Corp.	CEO	Overall management

		L5 Games Inc.	Director		A subsidiary of Gravity Interactive, Inc.

Seung Taik Baik	Executive Director	Gravity Co., Ltd.	Executive Director	COO

		NeoCyon, Inc.	CEO	Overall management

		Gravity EU SASU	CEO	Overall management

		Gravity Middle East &	CEO	Overall management
Africa FZ-LLC

		Gravity Interactive, Inc.	Director

		Gravity Entertainment Corp.	Director

(10)	Material Transactions with Related Parties

[Unit: 1,000 KRW]
	Revenue		Purchase Amount		Credit		Liabilities
Related persons, companies	FY2007	FY2006	FY2007	FY2006	FY2007	FY2006	FY2007	FY2006
Gravity Interactive, Inc.	342,211	405,997	—	—	28,614	23,730	—	1,979
Gravity Entertainment Corp.	1,825	—	—	—	—	—	506,535	501,977
Gravity CIS Co, Ltd.	376,549	61,887	—	—	2,081,448	1,415,489	194,015	208,045
Gravity EU SASU	93,234	—	—	—	48,620	—	54,974	30,930
Gravity Middle East & Africa FZ-LLC	—	—	—	—	—	—	20,012	—
Gravity RUS Co., Ltd.	20720	—	—	—	20,720	—	—	—
TriggerSoft Corp.1)	144,382	245,874	172,026	298,004	—	2,135,595	—	110,083
NEOCYON, Inc.	878,324	47,038	742,961	12,592	209,929	57,038	451,473	—

Total	1,857,245	760,796	914,987	310,596	2,389,331	3,631,852	1,227,009	853,014

1)	The liquidations of TriggerSoft Corp. was completed on October 10, 2007.
(11)	Significant Creditors
The Company had no significant creditors as of the end of FY 2007.
(12)	Employees

[As of December 31, 2007]
Category	Directors & Officers	Finance & Marketing	Developers	Total
Employees	6	43	462	511
(13)	Trustees and Auditors

Transaction
Permanent/Non				with the
permanent	Name	Position	Main work	Company	Remarks
Permanent	Il Young Ryu	CEO	CEO	—
Permanent	Seung Taik Baik	Executive Director	COO	—
Permanent	William Woojae Hahn	Independent Director	Member of audit committee	—
Permanent	Jungil Lee	Independent Director	Member of audit committee	—
Permanent	Kwangsuk Lee	Independent Director	Member of audit committee	—
(14)	Material Events after the end of FY 2007
N/A
3.	Financial statements as of and for the fiscal year ended December 31, 2007 and 2006
(1)	Balance Sheets
FY 2007: as of December 31, 2007
FY 2006: as of December 31, 2006

[Unit: KRW]
	FY 2007		FY 2006
Items	Amount		Amount
Assets
Current Assets		61,201,545,490		83,876,073,744
Quick assets		61,156,844,543		83,858,591,722
Cash and cash equivalents	45,791,724,755		31,872,477,492
Short-term financial instruments	6,539,121,400		45,700,000,000
Accounts receivable	4,078,103,938		1,668,264,953
Allowance for doubtful accounts	(139,316,072)		(107,706,390)
Short-term loans	63,333,360		38,055,620

[Unit: KRW]
	FY 2007		FY 2006
Items	Amount		Amount
Other accounts receivable	362,735,519		1,264,378,260
Allowance for doubtful accounts	(19,020,883)		(14,703,425)
Accrued income	250,093,980		487,777,404
Advance payments	2,066,907,367		893,309,137
Prepaid expenses	388,056,006		401,787,204
Prepaid income taxes	1,330,561,516		1,215,752,829
Refund of income taxes receivable	444,543,657		439,198,638
Inventories		44,700,947		17,482,022
Inventory-resale	44,700,947		17,482,022
Non-current Assets		34,147,146,665		37,207,315,211
Investment assets		14,444,810,113		20,036,799,526
Equity method investments	12,526,527,337		8,326,501,493
Available-for-sale securities	677,684,728		10,753,372,227
Long-term loans	1,955,566,563		3,412,733,160
Allowance for doubtful accounts	(714,968,515)		(2,505,807,354)
Other investments	—		50,000,000
Tangible assets		4,246,307,112		5,219,076,055
Computer and equipment	11,061,811,704		9,619,134,538
Accumulated depreciation	(7,303,245,059)		(5,427,891,950)
Vehicles	195,420,688		317,872,298
Accumulated depreciation	(131,469,314)		(158,368,148)
Furniture and fixtures	864,330,638		891,383,918
Accumulated depreciation	(451,399,865)		(267,479,600)
Leasehold improvements	614,600,000		509,800,000
Accumulated depreciation	(603,741,680)		(265,375,001)
Intangible assets		12,310,767,578		7,866,351,440
Capitalized R&D cost, net	10,545,366,890		6,180,938,065
Software	1,682,534,768		1,577,441,742
Other intangible assets, net	82,865,920		107,971,633
Other non-current assets		3,145,261,862		4,085,088,190
Leasehold deposits	2,177,855,000		2,639,355,000
Long-term prepaid expenses	41,373,672		—
Other non-current assets	926,033,190		1,445,733,190
Total assets		95,348,692,155		121,083,388,955
Liabilities
Current liabilities		8,083,683,838		10,997,883,653
Accounts payable	4,422,898,556		4,804,104,460
Advances received	31,172,200		48,378,514
Withholdings	211,075,178		154,444,034
Leasehold deposit received	40,920,000		65,000,000
Deferred income	3,134,229,047		5,753,473,567
Income tax payable	233,388,857		162,483,078
Deposits received	10,000,000		10,000,000
Non-current liabilities		10,471,639,071		6,235,588,685
Long-term deferred income	10,147,864,921		6,111,419,855
Accrued severance benefits	224,774,150		124,168,830
Asset retirement obligation	99,000,000		—
Total liabilities		18,555,322,909		17,233,472,338
Shareholders’ equity
Common stock		3,474,450,000		3,474,450,000
Common stock	3,474,450,000		3,474,450,000
Capital surplus		73,851,580,153		73,255,072,627
Additional paid-in capital	73,255,072,627		73,255,072,627
Other capital surplus	596,507,526		—
Capital adjustments		1,597,604,250		2,016,181,782

[Unit: KRW]
	FY 2007		FY 2006
Items	Amount		Amount
Stock options	1,597,604,250		2,016,181,782
Accumulated other comprehensive income and expense		(53,590,249)		(378,085,769)
Losses on valuation of available-for-sale securities	(1,119,704)		(1,119,704)
Change in equity from equity-method	205,973,332		7,760,860
Change in equity from negative equity-method	(258,443,877)		(384,726,925)
Retained earnings (accumulated deficit)		(2,076,674,908)		25,482,297,977
Unappropriated retained earnings (undisposed accumulated deficit) carried forward to subsequent year	(2,076,674,908)		25,482,297,977
Total shareholders’ equity		76,793,369,246		103,849,916,617
Total liabilities and shareholders’ equity		95,348,692,155		121,083,388,955

(2)	Income Statements
FY 2007: for the year ended December 31, 2007
FY 2006: for the year ended December 31, 2006

[Unit: KRW]
	FY 2007		FY 2006
Items	Amount		Amount
Revenues		33,685,656,151		34,687,370,367
Online games-subscription revenue	6,393,088,491		5,642,837,873
Online games-royalties and license fees	25,152,804,069		26,481,630,832
Mobile games	880,535,004		545,935,048
Character merchandising, animation and other revenue	1,259,228,587		2,016,966,614
Cost of revenues		13,745,645,176		11,977,826,826
Cost of revenues-games	13,720,824,301		11,923,063,281
Cost of revenues-other	24,820,875		54,763,545
Gross profit		19,940,010,975		22,709,543,541
Selling, general & administrative expenses		29,960,392,612		32,622,630,318
Salaries	6,088,721,313		6,948,970,450
Severance benefits	565,812,980		586,102,898
Employee benefits	1,326,852,481		1,155,933,296
Transportation	522,199,100		637,958,559
Entertainment	184,371,486		235,077,250
Communication	106,498,760		104,674,066
Taxes and dues	445,017,240		960,268,450
Depreciation	1,045,752,752		829,694,178
Rent	2,239,652,665		2,157,061,175
Insurance premium	274,412,427		275,389,022
Vehicles maintenance	28,957,900		18,918,187
Freight expenses	9,344,763		11,650,256
Repairs expenses	7,436,982		6,630,999
Training expenses	25,939,849		34,777,762
Books & subscription	78,177,155		48,786,507
Office supplies	106,953,475		201,208,787
Commission paid	4,029,912,578		4,985,288,245
Advertising	6,123,787,462		3,372,592,739
Research and development	6,095,858,117		9,228,756,234
Bad debt	35,927,140		122,409,815
Amortization on intangible assets	534,677,182		553,538,969
Utilities	—		15,193,584
Compensation expenses associated with stock option	84,128,805		131,748,890
Operating income (loss)		(10,020,381,637)		(9,913,086,777)
Non-operating income		5,829,785,205		10,869,118,699
Interest income	3,150,414,100		3,131,453,251
Gain on foreign currency translations	56,867,661		56,019,645
Gain on foreign exchange transactions	374,325,059		160,480,199
Gain on valuation of equity-method investments	2,074,015,672		569,599,563
Reversal of allowance for doubtful accounts	17,774,357		—
Gain on disposition of other investments	26,000,000		—
Gain on disposal of investment in properties	—		1,081,346,160

[Unit: KRW]
	FY 2007		FY 2006
Items	Amount		Amount
Gain on disposition of property and equipment	2,451,596		9,280,109
Gain on foreign currency forward contract transactions	—		156,250,000
Proceeds from the former chairman due to fraud	—		4,947,492,054
Miscellaneous income	127,936,760		757,197,718
Non-operating expenses		20,513,150,733		8,144,673,589
Interest expense	72,765,193		14,350,846
Loss on foreign currency translation	13,672,542		576,735,629
Loss on foreign exchange transactions	141,004,511		465,823,823
Loss on valuation of equity-method investments	3,081,867,856		3,570,538,346
Loss on disposition of equity method investments	2,264,419,181		—
Impairment loss on available-for-sale securities	10,075,687,499		—
Other bad debt expenses	185,000,000		1,138,428,710
Loss on disposal of property and equipment	51,787,451		29,340,619
Loss on retirement of property and equipment	6,450,339		—
Impairment losses on property and equipment	—		675,000,000
Impairment losses on intangible assets	—		1,487,985,221
Loss on foreign currency forward contract transactions	—		4,950,000
Additional payment of income taxes	—		99,656,449
Litigation charges	4,619,000,000		—
Donations	—		5,890,000
Miscellaneous losses	1,496,161		75,973,946
Income (loss) before income tax		(24,703,747,165)		(7,188,641,667)
Income tax expense		2,855,225,720		11,189,502,676
Net income (loss)		(27,558,972,885)		(18,378,144,343)
Earnings (loss) per share		(3,966)		(2,645)

(3)	Statements of Disposition of Accumulated Deficit for fiscal years ended December 31, 2007 and 2006

	From January 1, 2007		From January 1, 2006
FY 2007	Until December 31, 2007	FY 2006	Until December 31, 2006
Confirmed disposition date	March 28, 2008	Confirmed disposition date	March 22, 2007

[Unit: KRW]
	FY 2007	FY 2006
Category	Amount	Amount
Accumulated deficit before disposition (unappropriated retained earnings)	2,076,674,908	(25,482,297,977)
Unappropriated retained earnings carried over from prior period	25,482,297,977	43,860,442,320
Net loss	(27,558,972,885)	(18,378,144,343)
Disposition of accumulated deficit	—	—
Undisposed accumulated deficit (unappropriated retained earnings) carried forwards to subsequent year	2,076,674,908	(25,482,297,977)